EXHIBIT 99.30

NEWS RELEASE DATED NOVEMBER 16, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	16th November 2010

TASMAN INITIATES METALLURGICAL TESTING ON THE NORRA KARR HEAVY RARE EARTH ELEMENT PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF). Mr Mark Saxon, President & CEO, is pleased to announce the initiation of metallurgical testing on material from the Company’s 100% owned Norra Karr heavy rare earth element (REE) – zirconium (Zr) project in Sweden.  SGS Minerals Services of Canada have been contracted to undertake a program of advanced mineralogical characterization, concentrate preparation and hydrometallurgical testing on a 100 kg sample.  This metallurgical study is the first comprehensive work to be undertaken on the Norra Karr project, and is anticipated to generate a first phase of reportable results during the first quarter 2011.

Tasman’s 2010 drilling program at Norra Karr was very successful, intersecting REE – Zr mineralization in all 26 drillholes on 5 sections over 800m strike length to a vertical depth of approximately 110m.  Numerous drillholes were terminated in mineralization, and all sections remain open at depth.  Tasman has retained Pincock Allen Holt to provide a first time NI 43-101 compliant mineral resource estimate on the Norra Karr project, which is expected during November 2010.

Mineralogical characterisation will focus on identifying the presence and abundance of REE bearing minerals using QEMSCANTM and electron microprobe technology.  REE bearing minerals identified to date include eudialyte plus lesser britholite, rosenbuschite and mosandrite.  Metallurgical test work shall focus on the preparation of an REE mineral concentrate applying gravity, magnetic, electromagnetic and flotation procedures with a view to determining the most efficient and effective method for future processing.  The REE mineral concentrate will then be subjected to various hydrometallurgical techniques, to identify possible extraction methods.

SGS Minerals Services were chosen as the preferred research partner for this work due to their strong global reputation and extensive experience in REE processing, including recent work on projects with similar processing characteristics to Norra Karr.  Tasman shall be supported by Mr Les Heymann, a highly experienced consulting metallurgist with extensive experience in REE processing including building and operating REE plants within China.

“The start of metallurgical testing is a significant milestone for both Tasman and the Norra Karr project” said Mark Saxon, Tasman’s President & CEO.  “Our senior REE consultant Dr Tony Mariano has completed the first phase of mineral identification and bench scale concentrate preparation, which encouraged us to advance to the next stage.  We now look forward to learning more from Les Heymann and the team at SGS Minerals Services.  Both the imminent NI 43-101 compliant resource statement and the metallurgical results will put Norra Karr on the map as a potential REE source within Europe.”

Norra Karr demonstrates a range of features that may facilitate near term development:

•	Excellent infrastructure, with roads, power and water at site and active rail and port facilities in close proximity.

•	Sweden is a mining friendly jurisdiction. Large mines operate within 90km of the site, providing a skilled local work force and mining related contractors;

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Numerous intersections of mineralization are greater than 100m true thickness, which begin at surface and remain open at depth, suggesting a significant mineralized volume plus amenability to shallow open pit mining;

•	An unusually high proportion of high value heavy rare earth oxides (HREO). Using a 0.4% TREO cut off on data from Tasman’s 26 drillholes, the weighted average of HREO/TREO exceeds 50%.

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An unusually high proportion of yttrium and dysprosium, two rare earth elements in scarce supply with strong demand. Data from Tasman’s drilling show Dy2O3/TREO averages 4.8% and Y2O3/TREO averages 34.6%;

•	Work by Dr Tony Mariano suggest REE’s are concentrated in one mineral only, allowing focused metallurgical research and potentially simplified processing;

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Norra Karr is unusually low in uranium and thorium relative to peer company projects.  The site will not require any special permitting or monitoring for radioactivity, and transport of concentrates will not require radioactive permitting.  Uranium and thorium average 14 ppm and 8 ppm respectively;

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

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